EXHIBIT 99.1

For Immediate Release	Date: April 5, 2017
17-16-TR

Teck Reports Class A Share Conversion

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that Caisse de depot et placement (the “Caisse”) has tendered 1,576,166 Class A common shares of Teck for conversion into the same number of Class B subordinate voting shares pursuant to the conversion right inherent in the share conditions of the Class A common shares. Teck understands that the Caisse entered into an agreement with Temagami Mining Company Ltd. (“Temagami”), pursuant to which Temagami has conveyed 100,000 Class B subordinate voting shares of Teck to the Caisse as an inducement to effect the conversion. Temagami intends to sell approximately 35,000 additional Class B subordinate voting shares to fund cash taxes that may be payable in connection with the transaction.

As a result of the conversion, the percentage of total votes attached to outstanding Class A common shares has been reduced from 62.2% to 57.7%. There are now outstanding 7,777,304 Class A common shares and 569,873,311 Class B subordinate voting shares (representing 42.3% of total votes attached to all outstanding Teck shares). Temagami now holds Class A and Class B shares representing 32.03% of votes attached to all outstanding Teck shares.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Greg Waller
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com